

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Adrian Gottschalk
Chief Executive Officer
Foghorn Therapeutics Inc.
100 Binney Street, Suite 610
Cambridge, MA 02142

      Re: Foghorn Therapeutics Inc.
          Draft Registration Statement on Form S-1
          Submitted August 28, 2020
          CIK No. 0001822462

Dear Mr. Gottschalk :

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1.   You state that you are "the only company with the ability to study and drug the chromatin regulatory system at scale, in context, and in an integrated way." As none of your product candidates have been approved, please remove here, page 70, and throughout your registration statement any statement that you are capable to drug the chromatin regulatory system. Please also provide the basis for the remainder of your statement, namely that you are "the only company with the ability to study... the chromatin regulatory system at scale, in context, and in an integrated way."

2. Please state here that you have no products approved for commercial sale.

Our Programs, page 3

3. We note the references to a certain undisclosed partner program and other "additional discovery programs" in your pipeline table. The pipeline table should be limited to current material product candidates. Please remove from your pipeline tables items that have not yet been identified and are not currently material.

Our Additional Preclinical and Discovery Programs, page 4

4. Please discuss here the prospect for development and advancement of these discovery programs in the near term.

Our Strategy, page 5

5. We note that you plan to "[r]apidly advance [your] lead precision oncology product candidates, FHD-286 and FHD-609, through clinical development in patients with select solid tumors and hematological cancers." Please remove any implication here and throughout your registration statement that you will be able to accelerate the FDA clinical review process.

We rely, and expect to continue to rely, on third parties, including independent clinical investigators, page 34

6. We note that you rely upon third parties to conduct certain aspects of your discovery, preclinical studies and development and clinical trials and to monitor and manage data for your ongoing preclinical and clinical programs. Please attach as exhibits and summarize any material agreements in connection with these activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-based Compensation, page 67

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Clinical Plans for FHD-286 in AML and Uveal Melanoma, page 90

8. Please provide a narrative to your graphic on page 91. In addition, please remove any implication that you will be able to accelerate the clinical review process (i.e., "rapid entry into definitive efficacy trials").

Intellectual Property, page 102

9.   We note based on your discussion starting at F-27 that you have entered into license agreements with Dana-Farber Cancer Institute and the Board of Trustees of the Leland Stanford Junior University. To the extent these agreements are material to your business, please discuss the material terms of these agreements here. Please also attach these agreements as exhibits.

License Agreement with Merck, page 104

10.   We note that you may receive royalty rates "ranging from the low single digits to the low double digits." Please expand your disclosure to provide a more defined range of royalties that does not exceeds ten percentage points (e.g., teens or low teens).

General

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

 You may contact Eric Atallah at (202) 551-3663 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences